January 24, 2005

BY FACSIMILE TO (202) 942-9627	Edward G. Quinlisk Tel 312 840-8679 Fax 312 840-8779 equinlisk@jenner.com

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549-0306

Attention:	Edward M. Kelly Nudrat S. Salik

Re:	Viskase Companies, Inc. Registration Statement on Form S-4 File 333-120002

Ladies and Gentlemen:

            On behalf of Viskase Companies, Inc. (the “Company”), we are further responding to your comment letter of January 11, 2005 regarding the above-referenced registration statement.

            Set forth below is a supplemental response of the Company to comment 25 in your letter, which we had previously indicated was in process.

•           Comment 25: We note in your response to prior comment 74. Tell us where you have provided the disclosures required by paragraphs 5(d), 5(f), and 9(a) of SFAS 132R.

            Response The disclosures required by 5(d), 5(f) and 9(a) of SFAS 132® are located on pages 52, F-29 and F-29 respectively. Revised pages 52 and F-29 are attached hereto.

Very truly yours,
/s/ Edward G. Quinlisk
Edward G. Quinlisk

EGQ: jeo
cc: Gordon S. Donovan

high quality corporate bonds as of the valuation date. Our funding policy is consistent with funding requirements of the applicable federal and foreign laws and regulations.

      Our North American operations have postretirement health care and life insurance benefits. We accrue for the accumulated postretirement benefit obligation that represents the actuarial present value of the anticipated benefits. Measurement is based on assumptions regarding such items as the expected cost of providing future benefits and any cost sharing provisions. The Company will terminate postretirement medical benefits as of December 31, 2004 for all active employees and retirees in the U.S. who are not covered by a collective bargaining agreement. It is estimated that said termination will result in a $35 million reduction in the Company’s unfunded postretirement liability.

      The weighted average plan asset allocation at December 31, 2003 and 2002, and target allocation (not weighted) for 2004, are as follows:

	Percentage of Plan
	Assets		2004
			Target
Asset Category	2003	2002	Allocation

Equity Securities	58.5%	52.7%	60%
Debt Securities	37.1%	45.4%	40%
Other	4.4%	1.9%	0%

Total	100%	100%

      As of January 1, 2004, we have assumed that the expected long-term rate of return on plan assets will be           %. This represents a decrease from the           % level assumed for 2003 and           % level assumed for 2002. To develop the expected long-term rate of return on assets and assumptions, we considered historical returns and future expectations.

Fresh-Start Accounting

      As previously discussed, the accompanying consolidated financial statements reflect the use of fresh-start accounting as required by SOP 90-7. Under fresh-start accounting, our assets and liabilities were adjusted to fair values and a reorganization value for the entity was determined based upon the estimated fair value of the enterprise before considering values allocated to debt. The portion of the reorganization value that could not be attributed to specific tangible or identified intangible assets of the Reorganized Company totaled $44.4 million. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” this amount is reported as “Goodwill” in the consolidated financial statements. Fresh-start accounting results in the creation of a new reporting entity with no accumulated deficit as of April 3, 2003. Our reorganization value was based on the consideration of many factors and various valuation methods, including discounted cash flow analysis using projected financial information, selected publicly traded company market multiples of certain companies operating businesses viewed to be similar to us, and other applicable ratios and valuation techniques believed by us to be representative of our business and industry.

      The valuation was based upon a number of estimates and assumptions, which are inherently subject to significant uncertainties and contingencies beyond our control.

      Upon the adoption of fresh-start accounting, as of April 3, 2003, we recorded goodwill of $44.4 million, which equals the reorganization value in excess of amounts allocable to identifiable net assets recorded in accordance with SOP 90-7. In the fourth quarter of 2003, we performed our first annual goodwill impairment analysis under SFAS No. 142. Due to the fact the fair value of our single reporting unit, as estimated by our market capitalization, was significantly less than the net book value at December 31, 2003, we wrote off the entire $44.4 million goodwill balance in the fourth quarter of 2003.

52

VISKASE COMPANIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Pension Benefits

	Predecessor Company			Reorganized
				Company
			January 1	April 3
			Through	Through
			April 2,	December 31,
	2001	2002	2003	2003

Component of net period benefit cost
Service cost	$1,806	$1,924	$545	$1,556
Interest cost	7,347	7,522	1,872	5,634
Expected return on plan assets	(8,627)	(7,686)	(1,396)	(4,585)
Amortization of net pension obligation	—	—	—	—
Amortization of prior service cost	67	56	14	144
Amortization of actuarial (gain) loss	91	463	532	—

Net periodic benefit cost	684	2,279	1,567	2,749
One-time recognition of unamortized balance	—	—	38,376	—

Total net periodic benefit cost	$684	$2,279	$39,943	$2,749

      Upon emergence from bankruptcy, the liabilities of the plans were remeasured as of April 2, 2003. A one-time charge of $38,376 was recorded to immediately recognize all unrecognized gains and losses.

      The following table provides a summary of the estimated benefit payments for the pension plans for the next five fiscal years individually and for the following five fiscal years in aggregate.

Year	Total Estimated Benefit Payments

(in millions)
2005	$7.3
2006	7.3
2007	7.3
2008	7.4
2009	7.5
2010-2014	39.9

	Other Benefits

	Predecessor Company			Reorganized
				Company
			January 1	April 3
			Through	Through
			April 2,	December 31,
	2001	2002	2003	2003

Component of net period benefit cost
Service cost	$762	$777	$227	$709
Interest cost	3,021	3,270	837	2,585
Expected return on plan assets	—	—	—	—
Amortization of net pension obligation	—	—	—	—
Amortization of prior service cost	—	—	—	141
Amortization of actuarial (gain) loss	136	363	112	—

Net periodic benefit cost	3,919	4,410	1,176	3,435
One-time recognition of unamortized balance	—	—	10,627	—

Total net periodic benefit cost	$3,919	$4,410	$11,803	$3,435

F-29